UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Morgan Stanley Private Markets and Alternatives Fund
(Name of Subject Company (Issuer))

Morgan Stanley Private Markets and Alternatives Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

Class A: 61778M103

Class I: 61778M202
(CUSIP Number of Class of Securities)

iCapital Fund Advisors LLC

60 East 42nd Street
New York, NY 10165
212-994-7402

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.

Alexander C. Karampatsos, Esq.

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

February 13, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
November 30, 2025	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
January 2, 2026 and February 3, 2026	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold
February 13, 2026	Commencement Date	the date as of which the Offer commenced
March 18, 2026	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
March 20, 2026	Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
April 13, 2026	Acceptance Date	the date which is 40 business days after the Commencement Date and after which a Shareholder will have the right to withdraw its tender of its Shares if the Fund has not yet accepted a Shareholder’s tender of Shares on or before such date
March 31, 2026*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Morgan Stanley Private Markets and Alternatives Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the Class A and Class I shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 3 % of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date, less any Early Repurchase Fee (as defined below). (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of such Shares repurchased by the Fund that were held for less than one year (the “Early Repurchase Fee”). Shareholders desiring to tender Shares for purchase must do so by 4 :00 pm, Eastern time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 4:00pm , Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 4:00pm , Eastern time, on the Expiration Date (or, in the event of any extension of the Offer, by 4 :00 pm , Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

If a Shareholder tenders any of its Shares and the Fund purchases those Shares, the Shareholder is entitled to receive an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any Early Repurchase Fee. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Shareholders desiring to tender Shares for purchase must do so by 4:00pm , Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00pm , Eastern time, on the latest applicable Notice Date). The Offer to Shareholders remains revocable until 4:00pm , Eastern time, on the Expiration Date (or, if the Offer is extended, until 4:00pm , Eastern time, on the latest applicable Expiration Date). Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like to tender any of its Shares, it should follow the below protocol:

Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) Shareholders (“Morgan Stanley Wealth Management Shareholders”):

●	Shareholders should reach out to their Financial Advisor/Private Wealth Advisor to complete the electronic form of the Letter of Transmittal.

●	Shareholders should submit such completed electronic form to their Financial Advisor/Private Wealth Advisors in advance of 4:00pm Eastern Time on the Notice Date to allow additional processing time.

●	Morgan Stanley Wealth Management Shareholders should ensure that they submit to their Financial Advisor/Private Wealth Advisor such completed Letter of Transmittal forms to their Order Entry System by 4:00pm , Eastern time, on the Notice Date.

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL A LETTER OF TRANSMITTAL DIRECTLY TO THE FUND.

Shareholders that are not Morgan Stanley Wealth Management Shareholders:

Shareholders should complete, sign, and either (i) mail (via certified mail, return receipt requested) or (ii) otherwise deliver the completed Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Morgan Stanley Private Markets and Alternatives Fund	Morgan Stanley Private Markets and Alternatives Fund
225 Pictoria Dr.	PO Box 46707
Suite 450	Cincinnati, OH 45246
Cincinnati, OH 45246

or (ii i ) fax it to the Fund at 402-963-9094, so that it is received before 4:00pm , Eastern time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date , and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Fund’s underlying investments, could cause a decline in the value of Shares in the Fund . Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at 877-562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 4:00pm , Eastern time, on the Expiration Date.

Morgan Stanley Wealth Management Shareholders:

●	Shareholders should reach out to their Financial Advisor/Private Wealth Advisor to cancel previously submitted ticket.

●	Shareholders should ensure that they contact their Financial Advisory/Private Wealth Advisor to cancel previously submitted ticket on their Order Entry system by 4:00pm, Eastern Time, on the Expiration Date.

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL A NOTICE OF WITHDRAWAL DIRECTLY TO THE FUND.

Also please note that the Offer is set to expire on the Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION

(a)           The name of the issuer is Morgan Stanley Private Markets and Alternatives Fund . The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 60 East 42nd Street, New York, NY 10165, and its telephone number is (212) 994-7402.

The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” The Fund offers two classes of Shares: Class A Shares and Class I Shares. As of the close of business on November 30, 2025, there were 68,487,993 Shares outstanding, comprised of 53,789,534 Class A Shares and 14,698,459 Class I Shares. As of the close of business on November 30, 2025 aggregate net asset value of the Fund was $705,720,299 and the net asset value per Share of Class A Shares and Class I Shares of the Fund were $10.30 and $10.32, respectively . The aggregate net asset value and net asset value per share class are estimates based on the November 30 , 2025 net asset value of the Fund. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 3 % of the net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(b)           There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated as of June 9, 2025 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Morgan Stanley Private Markets and Alternatives Fund . The Fund’s principal executive office is located at 60 East 42nd Street, New York, NY 10165, and its telephone number is 212-994-7402. The investment adviser of the Fund is iCapital Fund Advisors LLC (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 60 East 42nd Street, New York, NY 10165, and its telephone number is 212-994-7402. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Christopher Russell, Mark D. Gersten, Anita K. Krug and Nick Veronis. The address of each member of the Board of Trustees is c/o Morgan Stanley Private Markets and Alternatives Fund , 60 East 42nd Street, New York, NY 10165, and the telephone number of each member of the Board of Trustees is 212-994-7402.

ITEM 4.	TERMS OF THE TENDER OFFER

(a)           (1)        (i)        Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 3 % of the net assets of the Fund which are tendered by Shareholders by 4:00pm ,

Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00pm , Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)        The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund). Each Shareholder tendering Shares which are accepted for purchase will be entitled to be paid an amount, determined as of the Valuation Date, less any Early Repurchase Fee, equal to the value of the Shares being purchased, less any Early Repurchase Fee. This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Payment will be made in cash on or before the 60th day following the applicable Valuation Date.

(iii)      Shareholders desiring to tender Shares for purchase must do so by 4:00pm , Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00pm , Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 4:00pm , Eastern time, on the Expiration Date (or, if the Offer is extended, before 4:00pm , Eastern time, on the latest applicable Expiration Date).

(iv)      Not applicable.

(v)       The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)      In accordance with the terms set forth in the Fund’s Private Placement Memorandum dated June 23, 2025 (as it may be amended, modified, or otherwise supplemented from time to time, the “ PPM ”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 4:00pm , Eastern time, on the Expiration Date (or, if the Offer is extended, before 4:00pm , Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)      Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 4:00pm , Eastern time, on Notice Date (or, if the Offer is extended, no later than 4:00pm , Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)       For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares.

(ix)       If Shares in excess of 3 % of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of the tendered Shares by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)       The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi)       Not applicable.

(xii)       The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend” to the extent of the Fund’s current and accumulated earnings and profits. Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder ’ s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder ’ s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) 0%, 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder ’ s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including S hareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their whose proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury R egulations.

Foreign Shareholders. Any payments (including constructive dividends) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more during the taxable year and certain other conditions exist or such gain is effectively connected with a trade or business of the Shareholder in the U.S . Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 2 4% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W -8 ), signed under penalty of perjury.

Backup withholding is not an additional tax, and any amounts withheld may be refunded or credited against a Shareholder ’ s U.S. federal income tax liability provided that the required information is timely furnished to the IRS .

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder at a rate of 30% on ordinary dividends it pays . If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners ” . Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury R egulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W -8 ), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may receive taxable distributions sooner or receive a greater amount of taxable distributions from the Fund than such Shareholders would have otherwise had the Offer not occurred.

Under Treasury R egulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on an IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. The fact that a loss is reportable under these Treasury R egulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2)       Not applicable.

(b)          Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The PPM provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The PPM also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)           As contemplated by, and in accordance with, the procedures set out in the PPM , the purpose of the Offer is to provide liquidity to Shareholders.

(b)           Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in private placements in accordance with the PPM . Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

(c)           None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the 1934 Act are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)           The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 3 % of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below.

(b)           There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)          None of the Fund, the Adviser, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the amount offered for the purchase of Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a)           Based on the number of Shares outstanding as of December 2 , 202 5 , the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Person	Share Class	Number of Shares by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)

Mark Gersten	Class A	6, 828.349	0.03%	0.01%

Nick Veronis	Class I	34,245.326	0.1 7%	0.12%

(b)          Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a)           (1)         Not applicable.

(2)       The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3)       Not applicable.

(4)       See (a)(1) above.

(b)          The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)           (1)        None.

(2)       None.

(3)       Not applicable.

(4)       Not applicable.

(5)       None.

(b)           None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.           Cover Letter to Offer to Purchase and Letter of Transmittal

B.           Offer to Purchase

C.           Form of Letter of Transmittal

D .           Form of Notice of Withdrawal of Tender

E .           Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F .           Filing Fees Calculation of filing Fee tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

Morgan Stanley Private Markets and Alternatives Fund

By:
Name: Indira Mahadeo
Title: Treasurer

February [ ], 2026

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D .	Form of Notice of Withdrawal of Tender

E .	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F .	Filing Fees Calculation of filing Fee tables

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Morgan Stanley Private Markets and Alternatives Fund

(for Clients of Morgan Stanley Smith Barney LLC)

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely A Notification of the Fund’s Tender Offer.

February 13, 2026

Dear Morgan Stanley Private Markets and Alternatives Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Morgan Stanley Private Markets and Alternatives Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

The tender offer period will begin on February 13, 2026 . Tenders of Shares must be submitted no later than March 18, 2026 . Tenders of Shares may be withdrawn until 4:00pm , Eastern time, on March 20, 2026 . The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please reach out to your Financial Advisor/Private Wealth Advisor to complete the electronic form of the Letter of Transmittal by no later than March 18, 2026 . If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

*	iCapital Fund Advisors LLC does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

A-1

All tenders of Shares must be received by your Financial Advisor/Private Wealth Advisor in good order no later than March 18, 2026 .

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at 877-562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

Morgan Stanley Private Markets and Alternatives Fund

A-2

Exhibit B

Offer to Purchase

Morgan Stanley Private Markets and Alternatives Fund

Regular Mail

PO Box 46707
Cincinnati, Ohio 45246

Offer to Purchase Shares

Dated February 13, 2026

Letters of Transmittal Tendering Shares

Must Be Received by

Morgan Stanley Private Markets and Alternatives Fund by

4:00pm , Eastern Time, on March 18, 2026

Withdrawal Rights Will Expire at

4:00pm , Eastern Time, on March 20, 2026 ,

Unless the Offer is Extended

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
November 30 , 2025	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
January 2, 2026 and February 3, 2026	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold
February 13, 2026	Commencement Date	the date as of which the Offer commenced
March 18, 2026	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
March 20 , 2026	Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
April 13, 2026	Acceptance Date	the date which is 40 business days after the Commencement Date and after which a Shareholder will have the right to withdraw its tender of its Shares if the Fund has not yet accepted a Shareholder’s tender of Shares on or before such date
March 31 , 202 6 *	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Morgan Stanley Private Markets and Alternatives Fund , a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” r efer s to the Class A and Class I shares of beneficial interest of ownership in the Fund.) Specifically, the Fund is offering to purchase Shares, pursuant to tenders by Shareholders, in an amount up to 3 % of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at a price equal to the net asset value per Share as of such Valuation Date, less any Early Repurchase Fee (as defined below). (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of such Shares repurchased by the Fund that were held for less than one year (the “Early Repurchase Fee”). Shareholders desiring to tender Shares for purchase must do so by 4:00pm , Eastern time, on the Notice Date (or, in the event of any extension of the Offer, by 4:00pm , Eastern time, on the latest applicable Notice Date).

Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) Shareholders (“Morgan Stanley Wealth Management Shareholders”):

●	Shareholders should reach out to their Financial Advisor/Private Wealth Advisor to complete the electronic form of the Letter of Transmittal.

●	Shareholders should submit such completed electronic form to their Financial Advisor/Private Wealth Advisors in advance of 4:00pm Eastern Time on the Notice Date to allow additional processing time.

●	Shareholders should ensure that they submit to their Financial Advisor/Private Wealth Advisor such completed Letter of Transmittal forms to their Order Entry System by 4:00pm, Eastern Time, on the Notice Date.

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL LETTER OF TRANSMITTAL DIRECTLY TO THE FUND.

Shareholders have the right to change their minds and withdraw any tenders of their Shares until 4:00pm , Eastern time, on the Expiration Date (or, in the event of any extension of the Offer, by 4:00pm , Eastern time, on the latest applicable Expiration Date).

Morgan Stanley Wealth Management Shareholders:

●	Shareholders should reach out to their Financial Advisor/Private Wealth Advisor to rescind the previously submitted ticket.

●	Shareholders should ensure that they contact their Financial Advisory/Private Wealth Advisor to cancel previously submitted ticket on their Order Entry system by 4:00pm, Eastern Time, on the Expiration Date.

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL A NOTICE OF WITHDRAWAL DIRECTLY TO THE FUND.

If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Expiration Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust dated as of June 9, 2025 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

Shareholders should be aware that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 or one of the Fund’s dedicated account representatives at 877-562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts†

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

Important

None of the Fund, iCapital Fund Advisors LLC (in its capacity as the Fund’s investment adviser, the “Adviser”), or the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

†	iCapital Fund Advisors LLC does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

Morgan Stanley Private Markets and Alternatives Fund

225 Pictoria Drive

Suite 450

Cincinnati, OH 45246

Phone: (877) 562-1686

Fax: (402) 963-9094

TABLE OF CONTENTS

1. SUMMARY TERM SHEET	7
2. BACKGROUND AND PURPOSE OF THE OFFER	9
3. OFFER TO PURCHASE AND PRICE	10
4. AMOUNT OF TENDER	10
5. PROCEDURE FOR TENDERS	10
6. WITHDRAWAL RIGHTS	12
7. PURCHASES AND PAYMENT	12
8. CERTAIN CONDITIONS OF THE OFFER	13
9. CERTAIN INFORMATION ABOUT THE FUND	14
10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES	15
11. MISCELLANEOUS	17

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

●	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to 3 % of the net assets of the Fund. Subject to the conditions set out in this Offer, we will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of the Valuation Date, less any Early Repurchase Fee. If you desire to tender Shares for purchase, you must do so by 4:00pm , Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00pm , Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 4:00pm , Eastern time, on the Expiration Date (or, if the Offer is extended, until 4:00pm , Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

●	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Expiration Date, and the Valuation Date.

●	You may tender some or all of your Class A Shares and/or Class I Shares. Shareholders who tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to the Early Repurchase Fee.

●	If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the investment funds in which the Fund invests, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.

●	Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

●	Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. If you desire to tender Shares for purchase, you must do so by 4:00pm , Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00pm , Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 4:00pm Eastern time, on the Expiration Date (or, if the Offer is extended, until 4:00pm , Eastern time, on any later Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

●	If a Shareholder would like to tender any of its Shares, it should follow the below protocol:

Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) Shareholders (“Morgan Stanley Wealth Management Shareholders”):

●	Shareholders should reach out to their Financial Advisor/Private Wealth Advisor to complete the electronic form of the Letter of Transmittal.

●	Shareholders should submit such completed electronic form to their Financial Advisor/Private Wealth Advisors in advance of 4:00pm Eastern Time on the Notice Date to allow additional processing time.

●	Shareholders should ensure that they submit to their Financial Advisor/Private Wealth Advisor such completed Letter of Transmittal forms to their Order Entry System so that it is received before 4:00pm, Eastern time, on the Notice Date.

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL A LETTER OF TRASNMITTAL DIRECTLY TO THE FUND.

Shareholders that are not Morgan Stanley Wealth Management Shareholders:

●	Shareholders should complete, sign, and either (i) mail (via certified mail, return receipt requested) or (ii) otherwise deliver the completed Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Morgan Stanley Private Markets and Alternatives Fund	Morgan Stanley Private Markets and Alternatives Fund
225 Pictoria Drive	PO Box 46707
Suite 450	Cincinnati, OH 45246
Cincinnati, Ohio 45246

or (ii i ) fax it to the Fund at (402) 963-9094, so that it is received before 4:00pm , Eastern time, on the Notice Date . See Section 5. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date, and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Fund’s underlying investments, could cause a decline in the value of Shares in the Fund .

●	The Fund offers two classes of Shares: Class A Shares and Class I Shares. As of the close of business on November 30, 2025, there were 68,487,993 Shares outstanding, comprised of 53,789,534 Class A Shares and 14,698,459 Class I Shares. As of the close of business on November 30, 2025 aggregate net asset value of the Fund was $705,720,299 and the net asset value per Share of Class A Shares and Class I Shares of the Fund were $10.30 and $10.32, respectively. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (877) 562-1686 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Fund’s Private Placement Memorandum dated June 23, 2025 (as it may be amended, modified, or otherwise supplemented from time to time, the “ PPM ”), the purpose of this Offer is to provide liquidity to Shareholders. The PPM which was provided to each Shareholder in advance of subscribing for Shares provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited except under certain limited circumstances, with the written consent of the Fund, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the PPM and the recommendations of the Adviser. The Adviser intends to recommend to the Board of Trustees that the Fund offer to purchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in private placements in accordance with the PPM . Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also note that the Offer is set to expire on the Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if you desire to tender Shares for purchase, you must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms, and subject to the conditions, of the Offer, purchase an amount of Shares up to 3 % of the Fund’s net assets, tendered by Shareholders, by 4:00pm , Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00pm , Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 4:00pm , Eastern time, on the Expiration Date (or, if the Offer is extended, before 4:00pm , Eastern time, on the latest applicable Expiration Date). The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. (This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 3 % of the Fund’s net assets (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 3 % of the Fund’s net assets are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date pursuant to Section 6 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of the Shares tendered by each Shareholder. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should follow the below protocol:

Morgan Stanley Wealth Management Shareholders

●	Shareholders should reach out to their Financial Advisor/Private Wealth Advisor to complete the electronic form of the Letter of Transmittal.

Shareholders should submit such completed electronic form to their Financial Advisor/Private Wealth Advisors in advance of 4:00pm Eastern Time on the Notice Date to allow additional processing time.

●	Shareholders should ensure that they submit to their Financial Advisor/Private Wealth Advisor such completed Letter of Transmittal forms to their Order Entry System by 4:00pm, Eastern time, on the Notice Date.

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL A LETTER OF TRANSMITTAL DIRECTLY TO THE FUND.

Shareholders that are not Morgan Stanley Wealth Management Shareholders:

Shareholders should send or deliver by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 4:00pm , Eastern time, on Notice Date (or, if the Offer is extended, no later than 4:00pm , Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

If you hold your Shares of the Fund through a retirement account, please contact your representative or agent for assistance in completing the transaction documents.

6.	WITHDRAWAL RIGHTS.

The PPM provides that a tender of Shares may be withdrawn by a Shareholder at any time before 4:00pm , Eastern time, on the Expiration Date (or, if the Offer is extended, before 4:00pm , Eastern time, on the latest applicable Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date, less any Early Repurchase Fee. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the amount offered for the purchase of Shares .

As described in the Fund’s PPM , the Fund does not impose any charges in connection with repurchases of Shares unless the Shares are held for less than one year. The Early Repurchase Fee will be charged by the Fund with respect to its repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. For illustrative purposes, a Shareholder that subscribes for Shares on April 1 would not incur an early withdrawal fee for participating in a repurchase offer that has a valuation date of March 31 of the following year (or anytime thereafter). The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Fee, Shares repurchased by the Fund will be deemed to have been taken from the earliest Shares purchased by a Shareholder. The Early Repurchase Fee may be waived by the Fund in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder.

The Fund expects that full payment for all Shares repurchased will be made in cash on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Fund’s ability to liquidate certain securities and holdings, among other reasons, could extend the payment period.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; (c) withdrawals of capital from the investment funds in which the Fund invests; and (d) possibly borrowings. None of the Fund, the Adviser, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined as of the close of business on the last day of the month immediately following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on March 11, 2025 . Subscriptions for Shares of the Fund were first accepted for investment as of August 1, 2025 . The Fund’s principal office is located at
60 East 42nd Street, New York, NY 10165, and its telephone number is (212) 994-7402. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Based on the number of Shares outstanding as of December 1, 2025, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Person	Share Class	Number of Shares by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)

Mark Gersten	Class A	6,828.349	0.03%	0.01%

Nick Veronis	Class I	34,245.326	0.1 7%	0.12%

Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend” to the extent of the Fund’s current and accumulated earnings and profits. Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder ’ s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder ’ s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) 0%, 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of the Fund ’ s current and accumulated earnings and profits. To the extent that amounts received exceed the Fund ’ s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder ’ s adjusted basis in its Shares), and any amounts in excess of the Shareholder ’ s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including S hareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their whose proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of the Fund’s current and accumulated earnings and profits. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury R egulations.

Foreign Shareholders. Any payments (including constructive dividends) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more during the taxable year and certain other conditions exist or such gain is effectively connected with a trade or business of the Shareholder in the U.S . Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 2 4% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number o r social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W -8.

Backup withholding is not an additional tax, and any amounts withheld may be refunded or credited against a Shareholder ’ s U.S. federal income tax liability , provided that the required information is timely furnished to the IRS.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder at a rate of 30% on ordinary dividends it pays . If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners .” Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury R egulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W -8 ), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may receive taxable distributions sooner or receive a greater amount of taxable distributions from the Fund than such Shareholders would have otherwise had the Offer not occurred.

Under Treasury R egulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. The fact that a loss is reportable under these Treasury R egulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov.

Exhibit C

Letter of Transmittal

Regarding Shares in

Morgan Stanley Private Markets and Alternatives Fund

Tendered Pursuant to the Offer to Purchase
Dated February 13, 2026

This Letter of Transmittal Must Be
Received by Morgan Stanley Private Markets and Alternatives Fund
by March 18, 2026 .

The Offer and Withdrawal Rights Will Expire
at 4:00pm , Eastern time, on
March 20, 2026 , Unless the Offer Is Extended.

●	Shareholders that are Morgan Stanley Wealth Management clients (“Morgan Stanley
Wealth Management Shareholders”) should reach out to their Financial
Advisor/Private Wealth Advisor to complete the electronic form of the Letter of
Transmittal.

●	Morgan Stanley Wealth Management Shareholders should submit such completed electronic form to their Financial Advisor/Private Wealth Advisors in advance of
4:00pm Eastern Time on the Notice Date to allow for additional processing time.

●	Morgan Stanley Wealth Management Shareholders should ensure that they submit to their Financial Advisors/Private Wealth Advisors such completed Letter of
Transmittal forms to their Order Entry System so that it is received before 4:00pm,
Eastern time, on the Notice Date.

SHAREHOLDERS THAT ARE NOT MORGAN STANLEY WEALTH MANAGEMENT
SHAREHOLDERS SHOULD NOT FAX OR MAIL A LETTER OF TRANSMITTAL
DIRECTLY TO THE FUND.

Shareholders that are not Morgan Stanley Wealth Management Shareholders should c omplete this Letter of Transmittal and Deliver to
Morgan Stanley Private Markets and Alternatives Fund.

Please note: IRA and retirement account transaction requests must be signed by the investor and the Custodian.

The Transfer Agent must receive the completed Letter of Transmittal, March 18, 2026 .

Overnight Delivery:	Regular Mail:	Fax:
Morgan Stanley Private Markets	Morgan Stanley Private Markets	Morgan Stanley Private Markets
and Alternatives Fund	and Alternatives Fund	and Alternatives Fund
225 Pictoria Dr	PO Box 46707	402-963-9094
Suite 450	Cincinnati, OH 45246
Cincinnati, OH 45246

For additional information please call 877-562-1686

Ladies and Gentlemen:

The undersigned hereby tenders to Morgan Stanley Private Markets and Alternatives Fund , a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the shares of beneficial interest in the Fund (the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set out in the offer to purchase, dated February 13, 2026 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal. The Offer to Purchase and this Letter of Transmittal are subject to all the terms and conditions set out in the Offer to Purchase, including without limitation the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Shares tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Shares tendered hereby and that the Fund will acquire good title to the Shares, free and clear of all liens, charges, encumbrances, conditional sales agreements, or other obligations relating to this sale, and not subject to any adverse claim, when, and to the extent that, the Shares are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer to Purchase.

The undersigned recognizes that, under certain circumstances set out in the Offer to Purchase, the Fund may not be required to purchase the Shares tendered hereby. The undersigned recognizes that, if the Offer to Purchase is oversubscribed, not all of the undersigned’s Shares will be purchased.

All authority conferred, or agreed to be conferred, in this Letter of Transmittal will survive the death or incapacity of the undersigned, and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors, and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

If you hold your Shares of the Fund through a retirement account, please contact your representative or agent for assistance in completing the transaction documents.

Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) Shareholders (“Morgan Stanley Wealth Management Shareholders”):

●	Shareholders should reach out to their Financial Advisor/Private Wealth Advisor to complete the electronic form of the Letter of Transmittal.

●	Shareholders should submit such completed electronic form to their Financial Advisor/Private Wealth Advisor in advance of 4:00pm Eastern Time on the Notice Date to allow additional processing time.

●	Shareholders should ensure that they submit to their Financial Advisor/Private Wealth Advisor such completed Letter of Transmittal forms to their Order Entry System so that it is received before 4:00pm, Eastern time, on the Notice Date (as defined in the Offer to Purchase).

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL A LETTER OF TRANSMITTAL DIRECTLY TO THE FUND.

Shareholders that are not Morgan Stanley Wealth Management Shareholders:

Shareholders should complete, sign, and either (i) mail (via certified mail, return receipt requested) or (ii) otherwise deliver the completed Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Morgan Stanley Private Markets and Alternatives Fund	Morgan Stanley Private Markets and Alternatives Fund
225 Pictoria Dr.	PO Box 46707
Suite 450	Cincinnati, OH 45246
Cincinnati, OH 45246

or (iii) fax it to the Fund at 402-963-9094, so that it is received before 4:00pm, Eastern time, on the Notice Date.

LETTER OF TRANSMITTAL

PART 1.	NAME, ADDRESS, AND OTHER CONTACT INFORMATION:

Name of Shareholder:

SSN/TIN:

Telephone Number:

Account Number:

PART 2.	AMOUNT OF SHARES OF BENEFICIAL INTEREST OF OWNERSHIP BEING TENDERED:

☐	All of the undersigned’s Shares.

☐	That amount of the undersigned’s Shares having the following dollar value:

Class A Shares $_____________________ Class I Shares $_____________________

Note: Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

☐	That amount of the undersigned’s Shares whose value is in excess of the minimum initial investment applicable for the Fund.

PART 3.	WIRE INSTRUCTIONS (IRA or retirement account proceeds will be sent to the Custodian)

Bank Name

ABA Number

Name on Bank Account*

Bank Account Number

FFC (if applicable)

*	For anti-money laundering and account security purposes, the name on the bank account must match the Morgan Stanley Private Markets and Alternatives Fund account registration.

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

PART 4 .	SIGNATURE(S):

Shareholder Signature

Name of Shareholder:
Signature:		Month	Day	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)
(If two signatures are required, both must sign)
Signature:		Month	Day	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory, if entity shareholder)

Custodian Signature (for custodial IRA and retirement plan accounts only)

Name of Custodian:
Signature:		Month	Day	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)

Medallion Signature Guarantee

Overnight Delivery:	Regular Mail:	Fax:
Morgan Stanley Private Markets	Morgan Stanley Private Markets	Morgan Stanley Private Markets
and Alternatives Fund	and Alternatives Fund	and Alternatives Fund
225 Pictoria Dr	PO Box 46707	402-963-9094
Suite 450	Cincinnati, OH 45246
Cincinnati, OH 45246

For additional information please call 877-562-1686

Please note: IRA and retirement account transaction requests must be signed by the shareholder and the Custodian.

The Transfer Agent must receive the completed Letter of Transmittal, signed by all account owners, including the Custodian (if applicable) by the deadline stated in Exhibit C.

Exhibit D

Notice of Withdrawal of Tender

Regarding Shares in

Morgan Stanley Private Markets and Alternatives Fund

Tendered Pursuant to the Offer to Purchase
Dated February 13, 2026

The Offer and Withdrawal Rights Will Expire at,
and This Notice of Withdrawal Must Be Received by
Morgan Stanley Private Markets and Alternatives Fund by
4:00pm , Eastern Time, on March 20, 2026 ,
Unless the Offer Is Extended.

Shareholders that are Morgan Stanley Wealth Management clients (“Morgan Stanley
Wealth Management Shareholders”) should inform their Financial Advisor/Private
Wealth Advisor if they intend to rescind the previously submitted Tender Request.
Morgan Stanley Wealth Management Shareholders should contact their Financial
Advisor/Private Wealth Advisor to cancel previously submitted tickets on their Order Entry system, prior to the deadline above.

Shareholders that are not Morgan Stanley Wealth Management Shareholders should c omplete this form only if you would like to rescind your previous Tender Request.

Complete this Notice of Withdrawal and Return or Deliver to
Morgan Stanley Private Markets and Alternatives Fund :

Overnight Delivery:	Regular Mail:
225 Pictoria Drive	PO Box 46707
Suite 450	Cincinnati, OH 45246
Cincinnati, Ohio 45246

For additional information:

Phone: (877) 562-1686
Fax: (402) 963-9094

Complete this form only if you would like to rescind your previous tender request.

Ladies and Gentlemen:

Morgan Stanley Wealth Management Shareholders:

●	Shareholders should inform their Financial Advisor/Private Wealth Advisor to rescind the previously submitted Tender Request.

●	Please ensure that your Financial Advisor/Private Wealth Advisor to cancel previously submitted ticket on their Order Entry system by 4:00pm, Eastern Time, on the Expiration Date.

MORGAN STANLEY WEALTH MANAGEMENT SHAREHOLDERS SHOULD NOT FAX OR MAIL A NOTICE OF WITHDRAWAL OF TENDER DIRECTLY TO THE FUND

Shareholders that are not Morgan Stanley Wealth Management Shareholders:

The undersigned previously tendered all or some of its shares in Morgan Stanley Private Markets and Alternatives Fund (the “Fund”) for purchase by the Fund by submitting a Letter of Transmittal Regarding Shares in the Fund Dated February 13, 2026 (the “Letter of Transmittal”).

Such tender was in the amount of:

☐	All of the undersigned’s shares.

☐	That amount of the undersigned’s shares having the following dollar value:

Class A Shares $_______________ Class I Shares $__________________.

☐	That amount of the undersigned’s shares whose value is in excess of the required minimum initial investment applicable for the Fund.

As indicated immediately below, the undersigned hereby wishes to withdraw its tender of shares in the Fund such that:

☐	NONE of the undersigned’s shares will be purchased by the Fund.

☐	SOME of the undersigned’s shares will be purchased by the Fund and the dollar value of those shares still to be purchased by the Fund is:

Class A Shares $_______________ Class I Shares $__________________.*

*	NOTE: This option may be used only to decrease the dollar value of the shares to be purchased by the Fund. If an increase in the dollar value of the shares to be purchased by the Fund is indicated on this form, the Fund shall consider this form null and void and shall process the undersigned’s initial tender request as set forth in its previously submitted Letter of Transmittal.

The undersigned recognizes that, upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, all or some of the undersigned’s shares in the Fund (as indicated above) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Account Number: __________________

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

SIGNATURE(S):

Date: ________________________ FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature	Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)

Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name of Joint Tenant

FOR OTHER INVESTORS:

Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name of Signatory and Title

Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name and Title of Co-Signatory

Exhibit E

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

Morgan Stanley Private Markets and Alternatives Fund

April 13, 2026

Dear Shareholder:

Morgan Stanley Private Markets and Alternatives Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on February 13, 2026 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of March 31, 2026 ) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and in such an event, the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you are entitled to receive a payment in an amount equal to the purchase value of your purchased Shares based on the net asset value of the Fund as of March 31, 2026 , in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the payment will be wire-transferred no later than May 26, 2026 , unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (877) 562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

Morgan Stanley Private Markets and Alternatives Fund

Enclosure

E-1